UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts:	Breakstone Group
ASUR	Susan Borinelli/Michael Fehle
Lic. Adolfo Castro	(646) 452-2333 / 2336
(52) 55-5284-0408	sborinelli@breakstone-group.com
acastro@asur.com.mx	mfehle@breakstone-group.com

ASUR Announces New Agreements for Food & Beverage Services at Cancun Airport

Mexico City, June 21, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that it has signed a contract with AB T3, S.A. de C.V. to provide food and beverage services at Cancun Airport’s new Terminal 3. The Company also reported that its contract with the current provider of these services at Terminal 2, Mera Aeropuertos, S.A de C.V., has been extended with an amendment to provide for a higher concession fee paid by the leaseholder.

In addition, AB T2, S.A. de C.V. will assume responsibility for the operation of the restaurant and snack bar at Terminal 2 beginning on July 1, 2006. These facilities had been part of ASUR’s direct commercial operations since May 2004. AB T2, AB T3, and Mera Aeropuertos are all affiliates of Controladora Mera, S.A. de C.V.

The new contracts will run for 10 years from the date of the opening of Terminal 3’s first unit. The facilities at Terminal 3 include 2000 square meters of food and beverage retail space, comprising a total of 10 units, with brands and concepts aimed at providing the airport’s international passengers with world-class service.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 22, 2006